Exhibit 12

CARNIVAL CORPORATION & PLC
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Nine Months Ended
	August 31,
	2017	2016

Net income	$2,060	$2,171
Income tax expense, net	46	44
Income before income taxes	2,106	2,215
Fixed charges
Interest expense, net of capitalized interest	150	168
Interest portion of rent expense (a)	17	16
Capitalized interest	20	21
Total fixed charges	187	205
Fixed charges not affecting earnings
Capitalized interest	(20)	(21)
Earnings before fixed charges	$2,273	$2,399
Ratio of earnings to fixed charges	12.2	11.7

(a) Represents one-third of rent expense, which we believe to be representative of the interest portion of rent expense.